Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the three months ended
June 30, 2018 and 2017
(Unaudited)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
For the three months ended June 30
(in millions of Canadian dollars, except per share amounts)

	Notes	2018	2017
		$	$

Revenue	3	44.7	28.2
Cost of sales	6	16.1	15.0
Gross profit		28.6	13.2
Selling, general and administrative expenses		45.1	25.8
Depreciation and amortization		3.4	2.2
Operating loss		(19.9)	(14.8)
Net interest and other finance costs	9	3.1	3.1
Loss before income taxes		(23.0)	(17.9)
Income tax recovery		(4.3)	(5.8)
Net loss		(18.7)	(12.1)

Other comprehensive (loss) income
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment		(1.0)	0.2
Net loss on derivatives designated as cash flow hedges		(2.1)	(0.1)
Reclassification of net loss on cash flow hedges to income		1.3	—
Gain on net investment hedge		1.5	—
Other comprehensive (loss) income		(0.3)	0.1
Comprehensive loss		(19.0)	(12.0)

Earnings (loss) per share	4
Basic and diluted		(0.17)	(0.11)

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 1 of 27

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
As at June 30, 2018 and 2017 and March 31, 2018
(in millions of Canadian dollars)

		June 30	June 30	March 31
	Notes	2018	2017	2018
Assets		$	$	$
Current assets
Cash		14.6	13.1	95.3
Trade receivables	5	12.4	8.5	11.9
Inventories	6	239.5	177.0	165.4
Income taxes receivable		8.0	5.6	5.1
Other current assets	14	32.4	12.4	23.3
Total current assets		306.9	216.6	301.0

Deferred income taxes		10.5	10.1	3.0
Property, plant and equipment		64.2	40.4	60.2
Intangible assets		140.1	131.7	136.8
Other long-term assets	14	4.5	—	2.1
Goodwill		45.3	45.3	45.3
Total assets		571.5	444.1	548.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	7, 14	90.0	47.4	109.6
Provisions	8	4.3	4.7	6.3
Income taxes payable		0.3	—	17.7
Total current liabilities		94.6	52.1	133.6

Provisions	8	10.5	9.4	10.8
Deferred income taxes		12.5	11.2	13.3
Revolving facility	9	76.9	97.3	—
Term loan	9	140.4	136.6	137.1
Other long-term liabilities	14	10.8	3.1	10.0
Total liabilities		345.7	309.7	304.8

Shareholders' equity	10	225.8	134.4	243.6
Total liabilities and shareholders' equity		571.5	444.1	548.4

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 2 of 27

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(unaudited)
For the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars)

		Common Shares			Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$

Balance as at March 31, 2018		1.9	104.2	106.1	4.5	136.1	(3.1)	243.6
Convert multiple voting shares to subordinate voting shares	10	(0.3)	0.3	—	—	—	—	—
Exercise of stock options	10	—	1.4	1.4	(0.6)	—	—	0.8
Net loss		—	—	—	—	(18.7)	—	(18.7)
Other comprehensive loss		—	—	—	—	—	(0.3)	(0.3)
Recognition of share-based compensation	11	—	—	—	0.4	—	—	0.4
Balance as at June 30, 2018		1.6	105.9	107.5	4.3	117.4	(3.4)	225.8

Balance as at March 31, 2017		2.2	101.1	103.3	4.0	40.1	(1.3)	146.1
Convert multiple voting shares to subordinate voting shares	10	(0.1)	0.1	—	—	—	—	—
Exercise of stock options	10	—	0.5	0.5	(0.4)	—	—	0.1
Net loss		—	—	—	—	(12.1)	—	(12.1)
Other comprehensive income		—	—	—	—	—	0.1	0.1
Recognition of share-based compensation	11	—	—	—	0.2	—	—	0.2
Balance as at June 30, 2017		2.1	101.7	103.8	3.8	28.0	(1.2)	134.4

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 3 of 27

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
For the three months ended June 30
(in millions of Canadian dollars)

	Notes	2018	2017
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		(18.7)	(12.1)
Items not affecting cash
Depreciation and amortization		4.4	3.1
Income tax recovery		(4.3)	(5.8)
Interest expense		3.0	3.0
Unrealized foreign exchange gain		(1.2)	(3.3)
Share-based compensation	11	0.4	0.2
		(16.4)	(14.9)

Changes in non-cash operating items	16	(111.6)	(61.3)

Income taxes paid		(24.3)	(1.3)
Interest paid		(2.2)	(2.5)
Net cash used in operating activities		(154.5)	(80.0)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(2.1)	(5.6)
Investment in intangible assets		(2.8)	(1.3)
Business combination		—	(0.3)
Net cash used in investing activities		(4.9)	(7.2)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving facility	9	78.5	90.5
Exercise of stock options	11	0.8	0.1
Net cash from financing activities		79.3	90.6

Effects of foreign currency exchange rate changes on cash		(0.6)	—

(Decrease) increase in cash		(80.7)	3.4

Cash, beginning of period		95.3	9.7
Cash, end of period		14.6	13.1

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 4 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 1.     The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell premium outdoor apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, jackets, shells, vests, knitwear and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada M6E 4Y2. The use of the terms “Canada Goose”, “we”, “us” and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC (“DTR”), an entity indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 55.9% of the total shares outstanding as at June 30, 2018, or 92.7% of the combined voting power of the outstanding voting shares. Subordinate voting shares that trade on public markets represent 44.1% of the total shares outstanding as at June 30, 2018, or 7.3% of the combined voting power of the outstanding voting shares.
The fiscal year-end of the Company is March 31.
The accompanying Interim Financial Statements include the accounts and results of the Company and its wholly owned subsidiaries:

Subsidiaries	Location
Canada Goose Inc.	Canada
Canada Goose US, Inc.	United States
Canada Goose International AG	Switzerland
Canada Goose UK Retail Limited	United Kingdom
Canada Goose International Holdings Limited	United Kingdom
Canada Goose Europe AB	Sweden
Canada Goose Services Limited	United Kingdom
Canada Goose Trading Inc.	Canada
Canada Goose Asia Holdings Limited	Hong Kong
Canada Goose HK Limited	Hong Kong
CG (Shanghai) Trading Co., Ltd.	China
Operating Segments
The Company classifies its business in two operating and reportable segments: Wholesale and Direct-to-Consumer. The Wholesale business comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor specialty stores, individual shops, and to international distributors.
The Direct-to-Consumer business comprises sales through the country-specific e-commerce platforms and its Company-owned retail stores.

Canada Goose Holdings Inc.    Page 5 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Financial information for the two reportable operating segments is included in note 3.
Seasonality
We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our wholesale revenue and operating income for the year during our second and third fiscal quarters and Direct-to-Consumer revenue and operating income in our third and fourth fiscal quarters. Thus, lower-than-expected net revenue in these periods could have an adverse impact on our annual operating results.
Working capital requirements typically increase during the first and second quarters of the fiscal year as inventory builds to support peak shipping and selling periods and, accordingly, typically decrease during the third and fourth quarters of the fiscal year as inventory is sold. Expenses in our Direct-to-Consumer channel are consistent over the year while revenue and related cash collections fluctuate. Borrowings on our revolving facility have historically increased over the first and second quarters, and are repaid over the balance of the fiscal year. Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to reduced working capital requirements during that period and increased cash inflows from the peak selling season.
Note 2.    Significant accounting policies
Statement of compliance
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information, which is considered material to the understanding of the Company's Interim Financial Statements and is normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), is provided in these notes. These Interim Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2018. These Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in note 2 to the annual consolidated financial statements, except as noted below.
The Interim Financial Statements were authorized for issuance in accordance with a resolution of the Company’s Board of Directors on August 8, 2018.
Basis of presentation
The significant accounting policies and critical accounting estimates and judgments as disclosed in the Company’s March 31, 2018 annual consolidated financial statements have been applied consistently in the preparation of these Interim Financial Statements, except for the adoption of new standards effective April 1, 2018, as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
Principles of consolidation
The Interim Financial Statements include the Company and its wholly owned subsidiaries (note 1). All intercompany accounts and transactions have been eliminated.
Standards issued and adopted

Canada Goose Holdings Inc.    Page 6 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Certain new standards became effective at the beginning of the current fiscal year. The impact from the adoption of these new standards is described below.
Revenue
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which replaces the guidance on revenue recognition requirements that previously existed under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements.
The Company adopted the standard effective April 1, 2018 using the modified retrospective approach , which resulted in no adjustment to opening retained earnings. Comparative information has not been restated and continues to be reported under previous accounting standards. After completing the analysis of its customer contracts, the Company has determined that the implementation of IFRS 15 did not result in any adjustments to the opening balance of retained earnings or to the presentation of the Interim Financial Statements.
As a result of adopting IFRS 15, the Company updated its accounting policies for the recognition of revenue as set out below:
Revenue recognition
Revenue comprises the consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when specific criteria for transfer of control to the customer have been met for each of the Company’s activities, as described below.

i)	Wholesale
Wholesale revenue comprises sales to third-party resellers (which includes international distributors and retailers) of the Company’s products. Wholesale revenue from the sale of goods is recognized, net of an estimated provision for sales returns, discounts and allowances, when the control of the goods has been transferred to the reseller which depends on the precise terms of the agreement with each reseller.
The Company, at its discretion, may cancel all or a portion of any firm wholesale sales order. The Company is therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are therefore included in accrued liabilities in the statement of financial position.

ii)	Direct-to-Consumer
Direct-to-Consumer revenue consists of sales through the Company’s e-commerce operations and Company-owned retail stores. Sales through e-commerce operations are recognized upon estimated delivery of the goods to the customer, net of an estimated provision for sales returns, when control of the goods has transferred from the Company to the customer. Sales through our Company-owned retail stores are recognized upon delivery to the customer at the point of sale, net of an estimated provision for sales returns.

Canada Goose Holdings Inc.    Page 7 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

It is the Company’s policy to sell merchandise through the Direct-to-Consumer channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.
The Company’s warranty obligation is to provide an exchange or repair for manufacturing defective products under the standard warranty terms and conditions. The warranty obligation is recognized as a provision when goods are sold.
Financial instruments
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) which replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model. IFRS 9 also amends other standards dealing with financial instruments such as IFRS 7, Financial Instruments: Disclosures.
The Company adopted the standard effective April 1, 2018, resulting in no significant adjustment to retained earnings and has had no material effect on the Interim Financial Statements.
The Company assessed which business models apply to the financial assets held and has classified its financial instruments into the appropriate IFRS 9 categories. These reclassifications did not have an impact on the measurement of financial assets and liabilities.
The following table summarizes the original classification under IAS 39 and the new classification under IFRS 9 for the Company’s financial assets and financial liabilities. Adoption of the new classification requirements under IFRS 9 did not result in significant changes in the measurement of financial assets and financial liabilities.

Asset/Liability	Original classification under IAS 39	New classification under IFRS 9
Cash	Loans and other receivables	Amortized cost
Trade receivables	Loans and other receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Revolving facility	Other liabilities	Amortized cost
Term loan	Other liabilities	Amortized cost
Derivative, not in a hedging relationship	Fair value through profit or loss	Fair value through profit or loss
Reclassification of financial assets is required if the objective of the business model in which they are held changes after initial recognition and if the change is significant to the entity’s operations. No reclassification of financial liabilities is permitted.
Upon transition the Company’s derivatives designated as hedges continue to meet the hedging criteria, therefore the fair values flow through other comprehensive income under both IAS 39 and IFRS 9.

Canada Goose Holdings Inc.    Page 8 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Application of the expected credit loss model for trade accounts receivable did not result in any significant changes in the Company’s impairment allowance, with expected credit losses to be measured over the life of the asset, typically the annual wholesale sales cycle.
Share-based payment
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The Company adopted the standard effective April 1, 2018, with no material effect on the Interim Financial Statements.
Standards issued but not yet effective
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The new standard seeks to provide a more accurate picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15 has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
Note 3.    Segment information
The Company has two reportable operating segments: Wholesale and Direct-to-Consumer. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company's chief operating decision maker, who is the President and Chief Executive Officer, for assessing the performance of operating segments. Neither reportable operating segment is reliant on any single external customer. Selling, general and administrative expenses not directly associated with the Wholesale or Direct-to-Consumer segments (unallocated) relate to the cost of marketing expenditures to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs and foreign exchange gains and losses not specifically associated with segment operations.

Canada Goose Holdings Inc.    Page 9 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

	For the three months ended June 30, 2018
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	21.5	23.2	—	44.7
Cost of sales	10.6	5.5	—	16.1
Gross profit	10.9	17.7	—	28.6
Selling, general and administrative expenses	8.0	11.2	25.9	45.1
Depreciation and amortization	—	—	3.4	3.4
Operating income (loss)	2.9	6.5	(29.3)	(19.9)
Net interest and other finance costs				3.1
Loss before income taxes				(23.0)

	For the three months ended June 30, 2017
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	19.9	8.3	—	28.2
Cost of sales	12.9	2.1	—	15.0
Gross profit	7.0	6.2	—	13.2
Selling, general and administrative expenses	5.9	6.5	13.4	25.8
Depreciation and amortization	—	—	2.2	2.2
Operating income (loss)	1.1	(0.3)	(15.6)	(14.8)
Net interest and other finance costs				3.1
Loss before income taxes				(17.9)
The Company does not report total assets or total liabilities based on its operating segments.
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	For the three months ended June 30
Revenue by geography:	2018	2017
	$	$
Canada	20.8	10.4
United States	11.4	6.0
Rest of World	12.5	11.8
	44.7	28.2

Canada Goose Holdings Inc.    Page 10 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 4.     Earnings per share
Basic earnings per share amounts are calculated by dividing net income for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares, if any, that would be issued on exercise of stock options. Certain performance-vested exit event options issued under the Company's Legacy Plan (note 11) become exercisable into subordinate voting shares upon the closing of a qualifying liquidity event or sale of shares. Such instruments are not considered dilutive until the occurrence of the event that would result in exercise, and are excluded from the determination of diluted earnings per share prior to the occurrence of an exit event. The completion of the public share offering on March 21, 2017 and the secondary offering on July 5, 2017 each represent exit events, and performance-vested exit event options that became exercisable on each date are included in the calculation of diluted earnings per share from the date of the exit event that satisfies the contingent performance conditions. As of July 5, 2017, all exit event conditions have been met, and no outstanding options are subject to exit event conditions.
Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share. Accordingly, 3,079,703 potentially dilutive shares have been excluded from the calculation of diluted loss per share in the three months ended June 30, 2018 (2017 - 3,549,546 shares).

	Three months ended June 30
	2018	2017
	$	$
Net loss	(18.7)	(12.1)
Weighted average number of multiple and subordinate voting shares outstanding	108,660,494	106,500,498
Earnings (loss) per share
Basic and diluted	(0.17)	(0.11)
Note 5.    Trade receivables

	June 30	June 30	March 31
	2018	2017	2018
	$	$	$
Trade accounts receivable	12.6	9.4	9.7
Credit card receivables	0.7	0.6	3.0
	13.3	10.0	12.7
Less: expected credit loss and sales allowances	(0.9)	(1.5)	(0.8)
Trade receivables, net	12.4	8.5	11.9

Canada Goose Holdings Inc.    Page 11 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

The aging of trade receivables is as follows:

	Total		Past due
		Current	< 30 days	31-60 days	> 60 days
	$	$	$	$	$

Trade accounts receivable	12.6	9.8	1.3	—	1.5
Credit card receivables	0.7	0.7	—	—	—
June 30, 2018	13.3	10.5	1.3	—	1.5

Trade accounts receivable	9.4	8.2	—	—	1.2
Credit card receivables	0.6	0.6	—	—	—
June 30, 2017	10.0	8.8	—	—	1.2

Trade accounts receivable	9.7	4.3	2.8	1.0	1.6
Credit card receivables	3.0	3.0	—	—	—
March 31, 2018	12.7	7.3	2.8	1.0	1.6
The Company has entered into an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivables from certain designated customers based on a total deductible of $50.0 thousand, to a maximum of $30.0 per year. As at June 30, 2018, accounts receivable totaling approximately $12.3 (June 30, 2017 - $8.1, March 31, 2018 - $8.1), were insured under this agreement, representing 89.9% of trade accounts receivable (June 30, 2017 - 85.8%, March 31, 2018 - 82.8%).
Note 6.     Inventories

	June 30	June 30	March 31
	2018	2017	2018
	$	$	$
Raw materials	43.3	34.2	42.5
Work-in-process	8.8	4.8	8.7
Finished goods	187.4	138.0	114.2
Total inventories at the lower of cost and net realizable value	239.5	177.0	165.4
Inventories are carried at the lower of cost and net realizable value; in estimating net realizable value, the Company estimates obsolescence and product loss (“shrinkage”) incurred since the last inventory count, based on historical experience. Included in inventory as at June 30, 2018 are provisions for obsolescence and inventory shrinkage in the amount of $14.1 (June 30, 2017 - $5.9, March 31, 2018 - $13.4).

Canada Goose Holdings Inc.    Page 12 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Amounts charged to cost of sales comprise the following:

	For the three months ended June 30
	2018	2017
	$	$
Cost of goods manufactured	15.1	14.1
Depreciation and amortization	1.0	0.9
	16.1	15.0
Note 7.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	June 30	June 30	March 31
	2018	2017	2018
	$	$	$
Trade payables	36.8	18.7	28.0
Accrued liabilities	26.1	16.7	46.0
Employee benefits	9.1	7.1	17.5
Other payables	18.0	4.9	18.1
Accounts payable and accrued liabilities	90.0	47.4	109.6
Note 8.    Provisions
Provisions consist primarily of amounts recorded with respect to customer warranty obligations, terminations of sales agents and distributors, sales returns, and asset retirement obligations.
The provision for warranty claims represents the present value of management's best estimate of the future outflow of economic resources that will be required under the Company's obligations for warranties under sale of goods, which may include repair or replacement of previously sold products. The estimate has been made on the basis of historical warranty trends and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality and production.
The sales contract provision relates to management’s estimated cost of the departure of certain third-party dealers and distributors.
Sales returns relate primarily to goods sold through the Direct-to-Consumer sales channel which have a limited right of return, typically within 30 days.

Canada Goose Holdings Inc.    Page 13 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

	Warranty	Sales Contracts	Sales Returns	Other	Total
	$	$	$	$	$
Balance as at March 31, 2018	9.3	3.0	3.3	1.5	17.1
Additional provisions recognized	0.4	—	0.2	—	0.6
Reductions resulting from settlement	(1.0)	—	(0.7)	—	(1.7)
Release of provisions - Wholesale	—	—	(0.9)	—	(0.9)
Release of provisions - Direct-to-Consumer	—	—	(0.3)	—	(0.3)
Balance as at June 30, 2018	8.7	3.0	1.6	1.5	14.8

Balance as at March 31, 2017	8.1	3.0	3.4	1.1	15.6
Additional provisions recognized	0.2	—	0.3	0.2	0.7
Reductions resulting from settlement	(0.7)	—	(0.4)	—	(1.1)
Release of provisions - Wholesale	—	—	(0.7)	—	(0.7)
Release of provisions - Direct-to-Consumer	—	—	(0.4)	—	(0.4)
Balance as at June 30, 2017	7.6	3.0	2.2	1.3	14.1
Provisions are classified as current and non-current liabilities based on management's expectation of the timing of settlement, as follows:

	June 30	June 30	March 31
	2018	2017	2018
	$	$	$
Current provisions	4.3	4.7	6.3
Non-current provisions	10.5	9.4	10.8
	14.8	14.1	17.1
Note 9.     Long-term debt
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving facility in the amount of $200.0 with an increase in commitments to $250.0 during the peak season (June 1 – November 30), a revolving credit commitment comprising a letter of credit commitment in the amount of $25.0, with a $5.0 sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. Dollars or Euros, and a swingline commitment for $25.0. The revolving facility matures on June 3, 2021. Amounts under the revolving facility can be drawn

Canada Goose Holdings Inc.    Page 14 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

in Canadian dollars, U.S. dollars, Euros or other currencies. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly. The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the three months ended June 30, 2018 and 2017, the Company was in compliance with all covenants.
The amount outstanding with respect to the revolving facility is summarized as follows:

	June 30	June 30	March 31
	2018	2017	2018
	$	$	$
Revolving facility	78.6	99.3	—
Less deferred financing fees	1.7	2.0	—
	76.9	97.3	—
As at March 31, 2018, the Company had repaid all amounts owing on the revolving facility and related deferred financing charges in the amount of $1.7 were included in other long-term liabilities. The Company has unused borrowing capacity available under the revolving facility of $82.4 as at June 30, 2018 (June 30, 2017 - $71.7, March 31, 2018 - $97.8).
As at June 30, 2018, the Company had letters of credit outstanding under the revolving facility of $0.9 (June 30, 2017 - $0.5, March 31, 2018 - $0.6).
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility, with an aggregate principal amount owing of $149.5 (US$113.8). The term loan bears interest at a rate of LIBOR plus an applicable margin of 4.00% payable quarterly or at the end of the then current interest period (whichever is earlier) in arrears, provided that LIBOR may not be less than 1.00%. The term loan matures on December 2, 2021. Amounts owing under the term loan may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains non-financial covenants which could impact the Company's ability to draw funds. As at and during the three months ended June 30, 2018 and 2017, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.

Canada Goose Holdings Inc.    Page 15 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

The amount outstanding with respect to the term loan is as follows:

	June 30	June 30	March 31
	2018	2017	2018
	$	$	$
Term loan	149.5	147.8	146.6
Less unamortized portion of:
Original issue discount	3.0	3.8	3.1
Deferred financing fees	1.2	1.1	1.2
Embedded derivative	0.6	0.8	0.7
Revaluation for interest rate modification	4.3	5.5	4.5
	140.4	136.6	137.1
The Company recognized the fair value of the embedded derivative liability related to the interest rate floor at the inception of the term loan. The related derivative liability is remeasured at each reporting period and is included in other long-term liabilities.
On March 21, 2017, the Company prepaid $65.0 (US$48.8) of the outstanding principal balance of the term loan. After the prepayment, the applicable margin decreased from 5.00% to 4.00%, which gave rise to a decrease in the fair value of the term loan that is being amortized over the remaining term.
Hedging transactions on term loan
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk and interest rate risk related to its term loan liability denominated in U.S. dollars.
The Company entered into a long-dated forward exchange contract to buy $75.0, or $59.4 in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on term loan borrowings over the term to maturity (December 2, 2021). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income.
The Company also entered into a cross-currency swap by selling $50.0, or $40.0 in equivalent U.S. dollars floating rate debt bearing interest at LIBOR plus 4.00% as measured on the trade date, and receiving $50.0 fixed rate debt bearing interest at a rate of 5.80%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $50.0 fixed rate debt bearing interest at a rate of 5.80% and receiving $50.0, or €34.0 in equivalent Euro-denominated fixed rate debt bearing interest at a rate of 3.84%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in its European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive

Canada Goose Holdings Inc.    Page 16 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

income are reclassified to net income in the period when the foreign operation is disposed of or sold.
Net interest and other finance costs
Net interest and other finance costs consist of the following:

	For the three months ended June 30
	2018	2017
	$	$
Interest expense
Revolving facility	0.3	0.5
Term loan	2.8	2.6
Standby fees	0.1	—
Interest expense and other financing costs	3.2	3.1
Interest income	(0.1)	—
	3.1	3.1
Note 10.     Shareholders' equity
The authorized and issued share capital of the Company are as follows:
Authorized
The authorized share capital of the Company consists of an unlimited number of subordinate voting shares without par value, an unlimited number of multiple voting shares without par value, and an unlimited number of preferred shares without par value, issuable in series.
Issued
Multiple voting shares - Holders of the multiple voting shares are entitled to 10 votes per multiple voting share. Multiple voting shares are convertible at any time at the option of the holder into one subordinate voting share. The multiple voting shares will automatically be converted into subordinate voting shares when they cease to be owned by one of the principal shareholders. In addition, the multiple voting shares of either of the principal shareholders will automatically be converted to subordinate voting shares at such time as the beneficial ownership of that shareholder falls below 15% of the outstanding subordinate voting shares and multiple voting shares outstanding, or additionally, in the case of DTR, when the President and Chief Executive Officer no longer serves as a director of the Company or in a senior management position.
Subordinate voting shares - Holders of the subordinate voting shares are entitled to one vote per subordinate voting share.
The rights of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. Subject to the prior rights of any preferred shares, the holders of subordinate and multiple voting shares participate equally in any dividends declared, and share equally in any distribution of assets on liquidation, dissolution, or winding up.

Canada Goose Holdings Inc.    Page 17 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Secondary offering
On June 21, 2018, the Company completed a secondary offering of 10,000,000 subordinate voting shares sold by the Principal Shareholders and certain members of management. The Company received no proceeds from the sale of shares.
In connection with the secondary offering:

a)	The Principal Shareholders converted 9,900,000 multiple voting shares into subordinate voting shares, which were then sold to the public.

b)	One member of management exercised stock options to purchase 100,000 subordinate voting shares, which were then sold to the public.

c)	The Company incurred transaction costs for the secondary offering in the amount of $1.2 in the three months ended June 30, 2018 that are included in selling, general and administrative expenses.
The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
Balance, as at March 31, 2018	70,894,076	1.9	37,497,549	104.2	108,391,625	106.1
Convert multiple voting shares to subordinate voting shares	(9,900,000)	(0.3)	9,900,000	0.3	—	—
Exercise of stock options	—	—	631,511	1.4	631,511	1.4
Balance, as at June 30, 2018	60,994,076	1.6	48,029,060	105.9	109,023,136	107.5

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
Balance, as at March 31, 2017	83,308,154	2.2	23,088,883	101.1	106,397,037	103.3
Convert multiple voting shares to subordinate voting shares	(2,100,754)	(0.1)	2,100,754	0.1	—	—
Exercise of stock options	—	—	367,574	0.5	367,574	0.5
Balance, as at June 30, 2017	81,207,400	2.1	25,557,211	101.7	106,764,611	103.8
Note 11.    Share-based payments
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan.

Canada Goose Holdings Inc.    Page 18 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

a)	Service-vested options
Service-vested options are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.

b)	Performance-vested and exit event options
Performance-vested options that are tied to an exit event become eligible to vest pro rata on the same schedule as service-vested options, but do not vest until the exit event has occurred. An exit event is triggered based on a target realized rate of return on invested capital. Other performance-vested options vest based on measurable performance targets that do not involve an exit event. Performance-vested options are subject to the executive’s continued employment.
On each vesting date, service-vested options vest, and performance-vested exit event options become eligible to vest upon the occurrence of an exit event. The completion of the public share offering on March 21, 2017 and the secondary offering on July 5, 2017 each represent exit events such that options that were eligible to vest became vested. As of July 5, 2017, all exit event conditions have been met, and no outstanding options are subject to exit event conditions. No options will be issued under the Legacy Plan subsequent to the public share offering.
Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain employees of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.
Stock option transactions are as follows:

	For the three months ended June 30
	2018		2017
	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$4.71	3,647,571	$1.63	5,810,777
Options granted to purchase shares	$83.53	227,599	$30.73	226,811
Options exercised	$1.28	(631,511)	$0.40	(367,574)
Options cancelled	$30.73	(2,405)	$2.02	(279,365)
Options outstanding, end of period	$10.89	3,241,254	$2.91	5,390,649
Subordinate voting shares, to a maximum of 10,417,926 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Plan.

Canada Goose Holdings Inc.    Page 19 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2018:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted average remaining life in years	Number	Weighted average remaining life in years
$0.02	854,042	5.8	466,007	5.8
$0.25	119,322	6.2	30,432	6.2
$1.79	824,854	6.8	335,955	6.8
$4.62	745,275	7.7	260,885	7.7
$8.94	133,332	8.6	—	—
$23.64	58,542	9.1	—	—
$30.73	210,748	8.9	52,908	8.9
$31.79	55,412	9.4	—	—
$41.50	12,128	9.6	—	—
$83.53	227,599	10.0	—	—
	3,241,254	7.2	1,146,187	6.7

Accounting for share-based awards
In the three months ended June 30, 2018, the Company recorded $0.4 as contributed surplus and compensation expense for the vesting of stock options (2017 - $0.2). Share-based compensation expense is included in selling, general and administrative expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	For the three months ended June 30
	2018	2017
Weighted average stock price valuation	$83.53	$30.73
Weighted average exercise price	$83.53	$30.73
Risk-free interest rate	1.83%	0.65% to 0.96%
Expected life in years	5	10
Expected dividend yield	— %	— %
Volatility	40%	50%
Weighted average fair value of options issued	$33.20	$9.37

Canada Goose Holdings Inc.    Page 20 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 12.    Leases
Rent expense comprises the following:

	For the three months ended June 30
	2018	2017
	$	$
Lease expense	4.9	3.7
Contingent rent	0.3	—
	5.2	3.7
Deferred rent in the amount of $5.0 (June 30, 2017 - $1.7, March 31, 2018 - $4.3) is included in other long-term liabilities.
Note 13.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of its Board of Directors by incurring expenses for business services. During the three months ended June 30, 2018, the Company incurred expenses with related parties of less than $0.1 million in total (2017 - $0.1) to companies related to certain shareholders. Balances owing to related parties as at the three months ended June 30, 2018 and 2017 were less than $0.1 million.
Note 14.    Financial instruments and fair value
Management assessed that the fair values of cash, trade receivables, and accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
As at June 30, 2018, the fair value of the revolving facility is equal to the amount owing of $78.6 (June 30, 2017 - $99.3, March 31, 2018 - $nil). The fair value of the term loan is equal to the amount owing of $149.5 (June 30, 2017 - $147.8, March 31, 2018 - $146.6).
Derivative Financial Instruments
Foreign exchange risk in operating cash flows
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases and expenses are denominated in other currencies, principally U.S. dollars, Euros, Pounds Sterling, and Swiss Francs. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases and expenses denominated in these currencies. Beginning in fiscal 2017, certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges with respect to expected activity in the 2018 fiscal year. The operating hedge program for the fiscal year ending March 31, 2019 was initiated during the fourth quarter of the 2018 fiscal year.
During the three months ended June 30, 2018, an unrealized loss in the fair value of derivatives designated as cash flow hedges in the amounts of $1.2 (net of tax recovery of $0.4) have been recorded in other comprehensive income (three months ended June 30, 2017 - an unrealized loss of $0.2 net of tax recovery of $0.1). During the three months ended June 30, 2018, an unrealized gain of $2.2 (three months ended June 30, 2017 - $0.6) on forward exchange contracts that are

Canada Goose Holdings Inc.    Page 21 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

not treated as hedges has been recognized in selling, general and administrative expenses in the statement of income. A loss of $0.1 was reclassified from other comprehensive income to selling, general and administrative expenses (three months ended June 30, 2017 - a gain of less than $0.1).
Foreign currency forward exchange contracts outstanding as at June 30, 2018 related to operating cash flows are:

(in millions)	Contract Amount		Primary Currency
Forward exchange contract to purchase currency	CHF	4.1	Swiss Francs
	US$	69.1	U.S. dollars
		€21.6	Euros
		£0.8	Pounds Sterling

Forward exchange contract to sell currency	US$	128.7	U.S. dollars
		€41.3	Euros
		£28.3	Pounds Sterling
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
Foreign exchange risk on long-term debt
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk related to its term loan liability denominated in U.S. dollars (note 9).
During the three months ended June 30, 2018, an unrealized loss of $1.4 in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance has been recognized in selling, general and administrative expenses in the statement of income. An unrealized loss of $1.1 (net of tax recovery of $0.2) on the cross-currency swap that is designated as a cash flow hedge has been recorded in other comprehensive income. An unrealized loss of $1.2 (net of tax expense of $0.2) was reclassified from other comprehensive income to selling, general and administrative expenses.
During the three months ended June 30, 2018, the Company has recognized in other comprehensive income an unrealized gain of $1.5 (net of tax expense of $0.5) in the fair value of the Euro-denominated cross-currency swap that is designated as a hedge of the Company's net investment in its European subsidiary.

Canada Goose Holdings Inc.    Page 22 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Fair Value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	June 30, 2018
	Level 1	Level 2	Level 3	Carrying value	Fair Value
	$	$	$	$	$
Financial assets
Cash	14.6	—	—	14.6	14.6
Derivatives included in other current assets	—	7.2	—	7.2	7.2
Derivatives included in other long-term assets	—	4.5	—	4.5	4.5
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	7.6	—	7.6	7.6
Derivatives included in other long-term liabilities	—	4.3	—	4.3	4.3
Revolving facility	—	—	76.9	76.9	78.6
Term loan	—	—	140.4	140.4	149.5

	June 30, 2017
	Level 1	Level 2	Level 3	Carrying value	Fair Value
	$	$	$	$	$
Financial assets
Cash	13.1	—	—	13.1	13.1
Derivatives included in other current assets	—	1.2	—	1.2	1.2
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	2.4	—	2.4	2.4
Derivatives included in other long-term liabilities	—	0.4	—	0.4	0.4
Revolving facility	—	—	97.3	97.3	99.3
Term loan	—	—	136.6	136.6	147.8

Canada Goose Holdings Inc.    Page 23 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

	March 31, 2018
	Level 1	Level 2	Level 3	Carrying value	Fair Value
	$	$	$	$	$
Financial assets
Cash	95.3	—	—	95.3	95.3
Derivatives included in other current assets	—	2.8	—	2.8	2.8
Derivatives included in other long-term assets	—	2.1	—	2.1	2.1
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	4.2	—	4.2	4.2
Derivatives included in other long-term liabilities	—	6.1	—	6.1	6.1
Revolving facility	—	—	—	—	—
Term loan	—	—	137.1	137.1	146.6
There were no transfers between the levels of the fair value hierarchy.

Canada Goose Holdings Inc.    Page 24 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 15.    Commitments and contingencies
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at June 30, 2018:

Contractual obligations	Q2 to Q4 2019	FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	90.0	—	—	—	—	—	—	90.0
Revolving facility	—	—	—	78.6	—	—	—	78.6
Term loan	—	—	—	149.5	—	—	—	149.5
Interest commitments relating to long-term debt (1)	8.7	11.5	11.5	6.5	—	—	—	38.2
Foreign exchange forward contracts	0.4	—	—	—	—	—	—	0.4
Operating leases	13.7	18.9	19.0	19.0	19.1	17.9	57.4	165.0
Pension obligation	—	—	—	—	—	—	1.3	1.3

(1)	Interest commitments are calculated based on the loan balance, and the interest rate payable on the revolving facility and the term loan of 3.08% and 6.09%, respectively, as at June 30, 2018.
Note 16.    Selected cash flow information
Cash and cash equivalents
Cash and cash equivalents consist of the following:

	June 30	June 30	March 31
	2018	2017	2018
	$	$	$
Cash	14.6	13.1	86.3
Cash equivalents	—	—	9.0
	14.6	13.1	95.3

Canada Goose Holdings Inc.    Page 25 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Changes in non-cash operating items

	For the three months ended June 30
	2018	2017
	$	$
Trade receivables	(0.8)	0.2
Inventories	(74.0)	(51.5)
Other current assets	(4.6)	3.6
Accounts payable and accrued liabilities	(30.4)	(12.0)
Provisions	(2.4)	(1.5)
Deferred rent	0.6	(0.5)
Other	—	0.4
Change in non-cash operating items	(111.6)	(61.3)
Changes in liabilities and equity arising from financing activities

	Revolving facility	Term loan	Share capital
	$	$	$
Balance as at March 31, 2018 (1)	(1.7)	137.1	106.1
Cash flows:
Borrowings on revolving facility	78.5	—	—
Exercise of stock options	—	—	0.8

Non-cash items:
Amortization of debt costs
Discount	—	0.2	—
Embedded derivative	—	—	—
Interest rate modification	—	0.3	—
Deferred financing costs	0.1	0.1	—
Unrealized foreign exchange loss	—	2.7	—
Contributed surplus on exercise of stock options	—	—	0.6
Balance as at June 30, 2018	76.9	140.4	107.5
(1) Deferred financing charges on the revolving facility are included in other long-term liabilities.

Canada Goose Holdings Inc.    Page 26 of 27

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three months ended June 30, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

	Revolving facility	Term loan	Share capital
	$	$	$
Balance as at March 31, 2017	6.6	139.4	103.3
Cash flows:
Borrowings on revolving facility	90.5	—	—
Exercise of stock options	—	—	0.1

Non-cash items:
Amortization of debt costs
Discount	—	0.2	—
Embedded derivative	—	—	—
Interest rate modification	—	0.3	—
Deferred financing costs	0.2	0.1	—
Unrealized foreign exchange (gain)/loss	—	(3.4)	—
Contributed surplus on exercise of stock options	—	—	0.4
Balance as at June 31, 2017	97.3	136.6	103.8

Canada Goose Holdings Inc.    Page 27 of 27